Zhong Sen International Tea Company
14th Floor Guo Fang Building
No.68 Wu Yi Road
Kunming City, Yunnan Province
P.R. China

May 4, 2011

Donna Di Silvio
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:         Zhong Sen International Tea Company
Form 10- K for Fiscal Year Ended May 31, 2010
Forms l0-Q for Fiscal Quarters Ended
August 31, 2010 and November 30, 2010
File No. 000-54163

Dear Ms. Di Silvio:

We are in receipt of your comment letter dated April 26, 2011, regarding the above referenced filings. Set forth below are the Company’s responses to the staff’s comments, which such revised disclosure will be incorporated into amendments of the foregoing reports to be filed by the Company following the staff’s review of such proposed revised disclosure. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for Fiscal Year Ended May 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies and Organization, page F-6

1.
We note your response to comment three in our letter dated February 24, 2011; however, we remain unclear how you reasonably determine that US dollar is your functional currency given your operations are substantially in PRC. Please advise us how you address the different economic indicators within paragraph 5 of FASB ASC 830-10-55 in making your determination.

Answer:
We reviewed the requirements as set forth in FASB ASC 830-10-55-4, "in those instances in which the indicators are mixed and the functional currency is not obvious, management's judgment will be required to determine the functional currency that most faithfully portrays the economic results of the entity's operations and thereby best achieves the objectives of foreign currency translation set forth in paragraph 830-10-10-2."  Paragraph 830-10-10-2 provides that the foreign currency translation must accurately reflect the reporting company's cash flows and equity when applying a rate change.

In our judgment, the functional currency of the company is the USD.  Through use of USD as the functional currency, the aforementioned conditions are met.  Further research was done on the "indicating factors" mentioned in paragraph 830-10-55-4.  Paragraph 830-10-55-5 lists the following as those factors: cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators, and intra-entity transactions and arrangement indicators.  Our primary expenses are invoiced and settled in USD.  The sales reports submitted to us on a monthly basis, under our sales agreements, are presented in USD.  Our sales agreements require settlement in USD and the invoices are issued in USD.  Those invoices are settled in USD, and are paid directly to a bank account in the USA that is denominated in USD.  If we were to change our functional currency to the RMB, we would have to translate the entire books and records into RMB from USD and then translate them back to the USD for reporting purposes.    This would require the company to translate the books and records into a currency that is not its functional currency.  Based on the language, definitions and indicating factors set forth in the FASB codification, we feel that the company overwhelmingly meets the requirements to use USD as our functional currency.

Note 2 – Sales and Marketing Agreement With Related Party, page F-7

2.
We note your response to comment eight in our letter dated February 24, 2011. We note you issued 49,000,000 shares of common stock to 4,200 shareholders of ZSG associated with the Sales and Marketing agreement with YZG. Please clarify for us if ZSG is in fact YZG. If so, please explain to us how YZG has 4,200 shareholders when you indicate in the response to prior comment 11 that it has only five shareholders.

Answer:
In our response to comment 6 in your letter dated February 24, 2011, we stated, “On September 1, 2008, Yunnan Zhongsen Forest Co., Ltd. legally changed its name to Yunnan Zhongsen Group, Ltd.  As the Agreement was signed on August 29, 2008 and the Form 8-K was filed on September 8, 2008, the Form 8-K, and subsequent filings referred to YZG under its current legal name.”  To clarify further, Yunnan Zhongsen Forest Co., Ltd. (“YZG”) is in fact Yunnan Zhongsen Group, Ltd. (“ZSG”)

Further to our response to comment 11 in your letter dated February 24, 2011, YZG did in fact have approximately 4,200 shareholders, at the time when YZG and ZSIT entered into the Sales and Marketing Agreement, and as such, the 49,000,000 shares were issued to said shareholders.  In August 2010, the 5 current shareholders of YZG acquired all of the issued and outstanding shares of YZG from the previous 4,200 shareholders.

3.
We note your response to comment 11 in our letter dated February 24, 2011.  You state Ms. Wang is your only officer that also currently serves as a director of YZG.  We note disclosure in Item 10 and your Form 8-K filed September 10, 2008 that Ms. Wang is the president and owner of YZG.  Further we note Zhou Zhongping, Zou Jun and Pin Nie are also disclosed as having positions with YZG.  Please reconcile your response with the disclosure in your filings. If Ms. Wang subsequently sold her ownership interest, please advise us of her percentage interest in YZG on August 29, 2008, and the date of her sale of her interest in YZG. Further, please tell us if your current officers and directors are related to the owners of YZG and if so, the nature of those relationships.

Answer:
In August 2010, the 5 current shareholders of YZG, acquired all of the outstanding shares of YZG from the previous 4,200 shareholders, among which selling shareholders was Ms. Wang..  In connection with their acquisition of the YZG shares, the former officers and directors of YZG, including Zhou Zhongping, Zou Jun and Pin Nie, resigned from their positions in YZG effective August 2010.  On August 29, 2008, Ms. Wang owned 13.61% of YZG, which was subsequently sold to the 5 current shareholders in August 2010 in an undisclosed ratio.  Currently, none of our officers and directors is related to the owners of YZG.

Item 9A(T). Controls and Procedures

4.
We note your responses to comments 13 through 18 in our letter dated February 24, 2011.  It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer and bookkeeper do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP.  In this regard, it does not appear from your response that your Chief Financial Officer or bookkeeper hold a license such as Certified Public Accountant in the U.S., have attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, or have any U.S. GAAP audit experience. The fact that you hired a consultant to assist you in your accounting is further support that your accounting personnel do not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that your accounting personnel has limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Answer:	Set forth below is the proposed revised disclosure for Item 9A(T) of the amendment to the Form 10-K for the year ended May 31, 2010:

ITEM 9A(T).                                CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and our chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2009.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation we believe that our disclosure controls and procedures were not effective as of May 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining for us adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.  Our internal control system was designed to, in general, provide reasonable assurance to our management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Our management, including our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of May 31, 2010.  In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  During our assessment of the effectiveness of internal control over financial reporting as of May 31, 2010 management identified significant deficiencies related to (i) the U.S. GAAP expertise of our internal accounting staff, (ii) our internal audit functions, (iii) the ability of our internal accounting staff to record our transactions to which we are a party which necessitates our bringing in external consultants to supplement this function, and (vi) a lack of segregation of duties within accounting functions. Therefore, our internal controls over financial reporting were not effective as of May 31, 2010 based on the material weakness described below.

•	insufficient monitoring controls to determine the adequacy of our internal control over financial reporting and related policies and procedures;
•	lack of competent financial management personnel with appropriate accounting knowledge and training;
•
our financial staff does not hold a license such as Certified Public Accountant in the U.S., nor have they attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, nor have any U.S. GAAP audit experience;

•	rely on outside consultant to prepare our financial statements; andinsufficient controls over our period-end financial close and reporting processes.

As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of May 31, 2010. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In order to mitigate the foregoing material weakness, we engaged an outside accounting consulting to assist us in the preparation of our financial statements to ensure that these financial statements are prepared in conformity to U.S. GAAP.  This outside accounting consultant is a certified public accountant in the U.S. and has significant experience in the preparation of financial statements in conformity with U.S. GAAP.  We believe that the engagement of this consultant will lessen the possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis, and we will continue to monitor the effectiveness of this action and make any changes that our management deems appropriate. We expect to continue to rely on this outside consulting arrangement to supplement our internal accounting staff for the foreseeable future.  Until such time as we hire the proper internal accounting staff with the requisite U.S. GAAP experience, however, it is unlikely we will be able to remediate the material weakness in our internal control over financial reporting.

We believe that the foregoing steps will remediate the significant deficiencies identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

No change in our system of internal control over financial reporting occurred during the period covered by this report, fourth quarter of the fiscal year ended May 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Set forth below is the proposed revised disclosure for Items 4A. of the amendments to the Form 10-Q for the periods ended August 31, 2010 and November 30, 2010:

Item 4T. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (“Exchange Act”), the Company carried out an evaluation, with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”),of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure as a result of continuing material weaknesses in its internal control over financial reporting.

As disclosed in the Company’s Annual Report on Form 10-K for the year ended May 31, 2010, during the assessment of the effectiveness of internal control over financial reporting as of May 31, 2010, our management identified material weaknesses related to the lack of requisite U.S. generally accepted accounting principles (GAAP) expertise of our Chief Financial Officer and our internal bookkeeper.  This lack of expertise to prepare our financial statements in accordance with U.S. GAAP without the assistance of the outside accounting consultant hired to ensure that our financial statements are prepared in accordance with U.S. GAAP constitutes a material weakness in our internal control over financial reporting. In order to mitigate the material weakness, we engaged an outside accounting consulting to assist us in the preparation of our financial statements to ensure that these financial statements are prepared in conformity to U.S. GAAP.  This outside accounting consultant is a certified public accountant in the U.S. and has significant experience in the preparation of financial statements in conformity with U.S. GAAP.  We believe that the engagement of this consultant will lessen the possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis, and we will continue to monitor the effectiveness of this action and make any changes that our management deems appropriate. We expect to continue to rely on this outside consulting arrangement to supplement our internal accounting staff for the foreseeable future.  Until such time as we hire the proper internal accounting staff with the requisite U.S. GAAP experience, however, it is unlikely we will be able to remediate the material weakness in our internal control over financial reporting.

Changes in Internal Controls

There have been no changes in the Company's internal control over financial reporting during the latest fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhong Sen International Tea Company

/s/ Wang Li
Wang Li
President